SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Innovus Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   45765B204
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 45765B204

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: PN
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CUSIP No. 45765B204

1.   Name of Reporting Person:

     HBK Cayman L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Cayman Islands


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: PN
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated April 28, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.001 per share, of Innovus Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1(b).     Address of Issuer's Principal Executive Offices.

     Item 1(b) is hereby amended and restated in its entirety as follows:

     The principal executive offices of the Issuer are located at 4600 Campus Drive, Newport Beach, California 92660.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     None of the Reporting Persons are the beneficial owners of any shares of the Stock.

     None of the Reporting Persons have the right to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owners of five percent or more of the Stock.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 5, 1999



                              HBK INVESTMENTS L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (1)



                              HBK CAYMAN L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Cayman L.P. previously has been filed with the Securities and Exchange Commission.

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EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.